Exhibit 22
SUBSIDIARY ISSUER OF GUARANTEED SECURITIES

Cousins Properties LP (“CPLP”), the primary operating subsidiary of Cousins Properties Incorporated, is the issuer of (i) $500 million aggregate principal amount of 5.875% senior notes due 2034 (the “2034 Senior Notes”), (ii) $400 million aggregate principal amount of 5.375% senior notes due 2032 (the "2032 Senior Notes"), (iii) $500 million aggregate principal amount of 5.25% senior notes due 2030 (the “2030 Senior Notes”), (iv) and, $500 million aggregate principal amount of 4.875% senior notes due 2033 (the “2033 Senior Notes” and, together with the 2034 Senior Notes, the 2032 Senior Notes, and the 2030 Senior Notes, the "Senior Notes”). The Senior Notes are fully and unconditionally guaranteed by the registrant, who consolidates CPLP.